Exhibit 99.1

X Financial Announces US$48.7 Million Share Repurchase from Major Shareholder

SHENZHEN, China, December 19, 2024 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced that it has entered into a repurchase agreement with a major shareholder on December 16, 2024, pursuant to which the Company will repurchase 6,349,206 American depositary shares ("ADSs"), representing 38,095,236 Class A ordinary shares of the Company, at a price of US$7.67 per ADS with a total repurchase price of approximately US$48.7 million (the “Repurchase”).

In order to complete the Repurchase, the Company’s board of directors (the “Board”) approved a new share repurchase plan under which the Company may repurchase up to US$50 million worth of its Class A ordinary shares, including the Class A ordinary shares represented by ADSs, effective until June 30, 2026. Upon completion of the Repurchase, the Company’s two previous share repurchase programs will complete, and approximately US$15.9 million will remain for future potential repurchases under the new US$50 million share repurchase plan.

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, commented, “We are pleased with this share repurchase agreement as it reflects our confidence in our long-term growth potential and our commitment to enhancing shareholder value. This repurchase also underscores our robust financial position. We are committed to a thoughtful and balanced approach to capital management to ensure that we continue to prioritize both growth opportunities and shareholder value creation.”

“In 2024, we returned a total of approximately US$76.0 million in value to our shareholders through dividends and share repurchases, including US$16.5 million in cash dividends, US$9.2 million in the tender offer, US$48.7 million in the recent repurchase mentioned above, and US$1.6 million in other repurchases. The total number of shares repurchased in 2024, including both ADSs and Class A ordinary shares, was equivalent to approximately 52.2 million Class A ordinary shares, or 17.8% of our ordinary shares issued and outstanding as of December 31, 2023. Going forward, we remain committed to delivering profitable growth and returning value to our shareholders through ongoing dividends and share repurchases.”

Under the new share repurchase plan, the repurchase may be made from time to time through various means, including open market transactions, privately negotiated transactions, and through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The manner, timing and amount of any share repurchases will be determined by the Company's management in its discretion based on its evaluation of various factors. The Company expects to fund the new repurchase plan out of its existing cash balance.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

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Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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